UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                              Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Or

☐                           Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 1-12244

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below.

                New Plan Excel Realty Trust, Inc. Retirement and 401(k) Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

New Plan Excel Realty Trust, Inc.

420 Lexington Avenue

New York, New York 10170

NEW PLAN EXCEL REALTY TRUST, INC.
RETIREMENT AND 401(k) SAVINGS PLAN
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

Page No.
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available For Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available For Benefits	3
for the year ended December 31, 2005

Notes to Financial Statements	4-8

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005

Signatures	10

Exhibits	11

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees

New Plan Excel Realty Trust, Inc.

Retirement and 401(k) Savings Plan

New York, New York

We have audited the accompanying statements of net assets available for benefits of New Plan Excel Realty Trust, Inc. Retirement and 401(k) Savings Plan (the “Plan’) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with United States generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) at December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ The Schonbraun McCann Group, L.L.P.

Roseland, New Jersey

June 1, 2006

NEW PLAN EXCEL REALTY TRUST, INC.
RETIREMENT AND 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS
Investments (Notes 3 and 5)
AIM Real Estate	$152,363	$9,875
AIM Technology Fund A	275,839	—
American Balanced Fund	1,113,159	945,051
American Century Equity Income	1,648,273	1,639,673
American Century Small Cap Value	987,169	903,135
BlackRock Core Bonds	—	449,152
BlackRock Money Market	1,143,338	1,090,126
BlackRock Index Equity Class A	358,350	—
Bond Fund of America	417,112	—
Federated Max-Cap Index	—	350,397
Federated Mid-Cap Index	505,968	363,953
Fidelity Advisor Dividend Growth	168,455	104,809
Fidelity Advisor Diversified International	1,131,812	798,707
Fidelity Advisor Mid Cap	478,902	390,528
Growth Fund of America	1,029,874	729,820
Invesco Technology K	—	223,995
Janus Advisor Capital Appreciation	—	411,878
Janus Advisor Forty Fund	598,555	—
MFS New Discovery	339,957	308,652
New Plan Excel Realty Trust, Inc.
Common Stock	1,829,782	1,764,056
T. Rowe Equity Income R	1,025,774	—
T. Rowe Price Retirement 2010R	11,487	4,402
T. Rowe Price Retirement 2020R	67,891	24,405
T. Rowe Price Retirement 2030R	180,197	59,926
T. Rowe Price Retirement 2040R	22,871	1,089
Washington Mutual Investors	—	987,579
	13,487,128	11,561,208
Cash	—	4
Receivables
Loans to participants	291,343	203,953
Contributions receivable:
Employee	42,803	74,335
Employer	65,182	86,865
	13,886,456	11,926,365
LIABILITIES
Other Liabilities (Note 6)	103,214	—
NET ASSETS AVAILABLE FOR BENEFITS	$13,783,242	$11,926,365

The accompanying notes are an integral part of these financial statements.

NEW PLAN EXCEL REALTY TRUST, INC.
RETIREMENT AND 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS
Earnings on investments
Gain (loss) on Investments (Note 3)
Realized gain	$27,464
Unrealized gain (loss)	(50,838)
Interest	16,273
Dividends (Note 5)	818,033
810,932
Contributions
Participants’	1,816,945
Employer’s	629,041
Rollover contributions	63,324
2,509,310
3,320,242
DEDUCTIONS
Deductions from net assets attributed to
Benefits paid to participants	1,334,484
Deemed distributions	25,662
Corrective distributions (Note 6)	103,214
Other expense	5
1,463,365
Net change in net assets available for benefits	1,856,877
Net assets available for benefits, beginning of year	11,926,365
Net assets available for benefits, end of year	$13,783,242

The accompanying notes are an integral part of this financial statement.

NEW PLAN EXCEL REALTY TRUST, INC.
RETIREMENT AND 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

1.            DESCRIPTION OF PLAN

The New Plan Excel Realty Trust, Inc. Retirement and 401(k) Savings Plan (the “Plan”) became effective August 1, 1989, and was amended on April 1, 2002. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

a.                   General

The Plan is a participant directed, defined contribution plan, which covers substantially all employees as defined in the Plan agreement of New Plan Excel Realty Trust, Inc. (the “Company” or the “Employer”). Shares of common stock of New Plan Excel Realty Trust, Inc. are among the investment options offered to participants pursuant to the Plan.

b.                   Contributions

Pursuant to Internal Revenue Code Section 401(k), a participant of the Plan may elect to have up to 15%, or a flat dollar amount of his or her compensation, subject to limitations, contributed to the Plan. The participant’s compensation, otherwise payable in cash, is reduced to reflect such election.

The Employer may contribute to the Plan amounts determined by the Employer’s Board of Directors, a discretionary matching contribution equal to a uniform percentage of the amount of employee salary reduction.

The Plan also provides for rollover contributions by participants subject to limitations defined in the Plan agreement. Rollover contributions are comprised of contributions by new employees of benefits from other employee benefit plans.

c.                   Vesting

Participants are immediately vested in their 401(k) voluntary contributions and rollover contributions, plus actual earnings thereon. Vesting in the Employer basic contribution and earnings thereon occurs at the rate of 20% for each year of service, after the first year of service. A participant is 100% vested after five years of credited service.

NEW PLAN EXCEL REALTY TRUST, INC.
RETIREMENT AND 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

1.            DESCRIPTION OF PLAN (Continued)

d.                   Termination of Participation

All participants leaving the Plan are paid on their vested portion, as of their termination date. Any non-vested portions of terminated participants’ account balances are considered forfeitures.

e.                   Forfeitures

Forfeitures by participants as defined in the Plan document will be used to reduce the Employer’s contributions to the Plan. Total forfeitures for 2005 and 2004 amounted to $28,163 and $49,394, respectively.

f.                     Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.

The loan must:

(a)   bear a reasonable rate of interest, as determined by the Plan administrator,

(b)   be for a term of no more than five years or, if borrowed to purchase a principal residence,                a reasonable period,

(c)  be adequately secured, and

(d)   be repaid in level installments by payroll withholding, at least quarterly.

g.                    Payment of Benefits

On termination of services due to retirement, disability, or hardship a participant will receive a lump-sum amount equal to the vested interest in his or her account. On termination due to death, the full value of the account is payable to his or her beneficiary in a lump sum or if the Plan permits, in installment payments over any period that does not exceed the life expectancy of the beneficiary.

h.                    Administrative Fees

Administrative fees incurred by the Plan are paid by the Company.

NEW PLAN EXCEL REALTY TRUST, INC.
RETIREMENT AND 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.            Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America and in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as applied to defined contribution plans.

b.            Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c.                                     Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Employer’s stock (see Note 5) is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

d.             Payment of Benefits

Benefits are recorded when paid.

e.             Risk and Uncertainties

The Plan provides for various investment options and participants may invest in any combination of mutual funds and the Employer’s stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NEW PLAN EXCEL REALTY TRUST, INC.
RETIREMENT AND 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

3.             INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2005	2004
American Balanced Fund	$1,113,159	$945,051
American Century Equity Income	1,648,273	1,639,673
American Century Small Cap Value	987,169	903,135
BlackRock Money Market	1,143,338	1,090,126
New Plan Excel Realty Trust, Inc. (see Note 5)	1,829,782	1,764,056
Washington Mutual Investors	—	987,579
Fidelity Advisor Diversified International	1,131,812	798,707
Growth Fund of America	1,029,874	729,820
T. Rowe Equity Income R	1,025,774	—

During the year ended December 31, 2005, the investments of the Plan appreciated in fair value as follows:

Realized Appreciation:	Proceeds	Aggregate Cost	Realized Gain (loss)

Mutual Fund Investments	$5,148,393	$5,111,382	$37,011
New Plan Excel Realty Trust, Inc.
Common Stock	350,337	359,884	(9,547)
	$5,498,730	$5,471,266	$27,464

(1)Aggregate cost was determined on a Revalued Cost basis.

Unrealized Appreciation:	Value at 1/1/05	Purchases and sales	Increase (Decrease)	Value at 12/31/05
Mutual fund Investments	$9,797,152	$1,678,234	$181,960	$11,657,346
New Plan Excel Realty Trust, Inc.
Common Stock	1,764,056	298,524	(232,798)	1,829,782
	$11,561,208	$1,976,758	$(50,838)	$13,487,128

NEW PLAN EXCEL REALTY TRUST, INC.
RETIREMENT AND 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

4.                      INCOME TAX STATUS

An exemption from Federal income taxes under Section 501(a) of the Internal Revenue Code has been obtained by virtue of the Plan’s qualified status under Section 401(a). The date of the latest Internal Revenue Service determination letter is November 19, 2001.

5.            RELATED PARTY TRANSACTIONS

The Plan holds an investment in shares of the Employer. During 2005 and 2004, the Plan received $305,321 and $98,837, respectively, in common stock dividends from the Employer.

6.             CORRECTIVE DISTRIBUTIONS

                                                As of December 31, 2005, the Plan has not satisfactorily met the discrimination requirements established by the Internal Revenue Service. In March 2006, the Plan authorized PNC Bank to issue corrective distributions in the amount of $103,214. Corrective distributions are included in other liabilities as of December 31, 2005.

SUPPLEMENTAL SCHEDULES

NEW PLAN EXCEL REALTY TRUST, INC.
RETIREMENT AND 401(k) SAVINGS PLAN
EIN: 33-0160389
PLAN NUMBER: 001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

	(b) Identity of Issue, Borrower, |(a) Lessor or Similar Party|	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	(d) Cost	(e) Current Value
*	PNC Financial Services Group	AIM Real Estate	a	$ 152,363
		AIM Technology Fund A	a	275,839
		American Balanced Fund	a	1,113,159
		American Century Equity Income	a	1,648,273
		American Century Small Cap Value	a	987,169
		BlackRock Money Market	a	1,143,338
		BlackRock Index Equity Class A	a	358,350
		Bond Fund of America	a	417,112
		Federated Mid-Cap Index	a	505,968
		Fidelity Advisor Dividend Growth	a	168,455
		Fidelity Advisor Diversified International	a	1,131,812
		Fidelity Advisor Mid Cap	a	478,902
		Growth Fund of America	a	1,029,874
		Janus Advisor Forty Fund	a	598,555
		MFS New Discovery	a	339,957
		New Plan Excel Realty Trust, Inc. (the Plan’s Sponsor)	a	1,829,782
		T. Rowe Equity Income R	a	1,025,774
		T. Rowe Price Retirement 2010R	a	11,487
		T. Rowe Price Retirement 2020R	a	67,891
		T. Rowe Price Retirement 2030R	a	180,197
		T. Rowe Price Retirement 2040R	a	22,871
	Participant Notes	5% - 9.5%		291,343
				$13,778,471

*       Represents a party-in-interest to the plan.

a-      The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

New Plan Excel Realty Trust, Inc. Retirement and 401(k) Savings Plan

	By:	New Plan Excel Realty Trust, Inc., as Plan Administrator

Dated: June 29, 2006	By:	/s/ Steven F. Siegel
Steven F. Siegel
Authorized Signatory

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of The Schonbraun McCann Group, L.L.P., Independent Registered Public Accounting Firm